Mark J. DeCesaris
Chief Financial Officer
TEL +1-212-492-1140
FAX +1-212-492-8922
mdecesaris@wpcarey.com
August 10, 2011
VIA EDGAR AND BY FEDERAL EXPRESS
Mr. Kevin Woody
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C 20549-0405

Re:	Corporate Property Associates 17 — Global Incorporated
Form 8-K/A
Filed March 3, 2011
Form 10-K for Fiscal Year Ended
December 31, 2010
Filed March 18, 2011
Form 8-K
Filed May 6, 2011
Form 10-Q/A for Quarterly Period Ended
March 31, 2011
Filed May 17, 2011
File No. 000-52891
Dear Mr. Woody:
We have received the letter, dated July 27, 2011, from the staff of the Division of Corporation Finance (the “Staff”) containing comments to the filings of Corporate Property Associates 17 — Global Incorporated (the “Company”) referenced above. Our responses to the Staff’s comments are set forth below in the same order as the Staff’s comments in the July 27 letter.

Mr. Kevin Woody
Corporate Property Associates 17 — Global Incorporated
August 10, 2011

Form 8-K/A filed March 3, 2011
General
1.	Please clarify for us how you determined it was appropriate to provide the lease guarantor financial information as opposed to the lessee financial information.
The Company’s decisions to provide triple net lease financing to tenants are primarily based on the creditworthiness of the party that is ultimately responsible for making the lease payments. In the case of the Carquest transaction, the Company required an unconditional guarantee from General Parts International, Inc. (doing business as “Carquest”) of all of the obligations of the lessee entities under the leases as a condition to providing the net lease financing. We believe that in light of Carquest’s obligations under the leases and the fact that the Company is relying primarily on Carquest as the credit party under the leases, Carquest’s financial information is more meaningful to investors than the financials of the lessee entities. The Company’s position is also based on prior discussions with the Staff in connection with another affiliated REIT — Corporate Property Associates 15 Incorporated (“CPA 15”). In a letter dated February 21, 2003 to CPA 15, the Staff confirmed that it would not object to CPA 15’s reliance on then-existing Staff Accounting Bulletin 71 (which has since been codified into Topic 1-I) in viewing triple net leases as financing arrangements and providing financial information about the lessees or lease guarantors. (Emphasis added)
Form 10-K filed March 18, 2011
Item 1. Business, page 2
Significant Developments during 2010, page 3
2.	In future periodic reports, to the extent the company intends to acquire a material amount of properties in future periods, please include disclosure regarding yield/ capitalization rate trends in targeted markets. To the extent practicable, please provide quantitative guidance and specify whether cited yields reflect historical or projected cash flows.

Mr. Kevin Woody
Corporate Property Associates 17 — Global Incorporated
August 10, 2011

The Company notes the Staff’s comment. The Company invests in a diversified portfolio of commercial properties on a global basis and generally does not target or focus on specific markets or geographies. Going forward, beginning with its third quarter filing for fiscal 2011, the Company will, to the extent practicable, revise its disclosures for material acquisitions to include yield/capitalization rate trends.
3.	In future periodic reports please disclose the weighted average maturity and yield on debt and/or preferred equity investments made during the reporting period, as applicable.
The Company notes the Staff’s comment. Going forward, beginning with its third quarter filing for fiscal 2011, the Company will, to the extent applicable, revise its disclosures to include weighted average maturity and yield on debt and/or preferred equity investments made during the reporting period.
Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
Distributions, page 31
4.	In future periodic reports, please expand your distribution disclosure to address source, sustainability and dilution issues. To the extent the distributions paid for the two years shown in the table were sourced from other than cash flow from operations, please provide disclosure showing the source and amounts of the excess. To the extent the company’s GAAP earnings or NAREIT FFO for either year shown in the table was less than the distributions paid in such year, please quantify the excess. In addition, please disclose the total distributions paid since inception as compared to the total GAAP earnings or NAREIT FFO since inception. We note that some of the requested disclosure appears in the notes to the financial statements. If you prefer to include all the disclosure in the notes, please provide a cross-reference in this section.
The Company notes the Staff’s comment. Going forward, beginning with its third quarter filing for fiscal 2011, the Company will revise its disclosures to address source, sustainability and dilution issues related to its distributions to shareholders. The disclosures will be revised to disclose the amount of the excess, if any, of distributions paid from sources other than cash flow from operations and from the Company’s GAAP earnings or NAREIT FFO. Additionally, the Company will revise its disclosures to include a comparison of distributions to earnings/FFO.

Mr. Kevin Woody
Corporate Property Associates 17 — Global Incorporated
August 10, 2011

Issuer Purchases of Equity Securities, page 32
5.	In future periodic reports, please disclose whether the company satisfied all properly submitted redemption requests. If not, please disclose amount not satisfied and amount to be carried over to future redemption periods.
The Company notes the Staff’s comment. Going forward, beginning with its third quarter filing for fiscal 2011, the Company will revise its disclosures to indicate whether the Company satisfied all properly submitted redemption requests. Additionally, the Company will disclose amounts not satisfied and any amount to be carried over to future redemption periods.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Investment Activities, page 42
6.	In future periodic reports, to the extent applicable, please disclose the anticipated completion dates of any material developments, as well as the costs incurred to date and budgeted costs.
The Company notes the Staff’s comment. The Company currently includes disclosures regarding material developments, in the aggregate, in its disclosure of off-balance sheet arrangements and contractual obligations. Going forward, beginning with its third quarter filing for fiscal 2011, the Company will expand, to the extent applicable, its disclosures to include anticipated completion dates, budgeted costs and costs incurred to date separately for material developments.

Mr. Kevin Woody
Corporate Property Associates 17 — Global Incorporated
August 10, 2011

Funds from operations—as Adjusted, page 50
7.	In future periodic reports, please provide a more detailed explanation of why it is useful to investors in a security without a market price or disclosed NAV per share to consider a performance metric that excludes impairment charges. Please also include disclosure that highlights for investors the limitation of using such a measure to estimate net asset value.
In response to the Staff’s comment, the Company advises the Staff that it will include the following additional disclosure relating to funds from operations, as adjusted, in the Company’s future periodic reports:
“In our experience, non-cash impairment charges that we recognize during a given period are based primarily upon changes in the estimated fair market value of an investment due to deterioration in market conditions and do not necessarily reflect the operating performance of the properties during the corresponding period. As a result, investors may find it useful to consider the operating performance of our portfolio excluding the impact of such non-cash impairment charges, and therefore we exclude these charges when we calculate AFFO. However, non-cash impairment charges may become realized losses in the future upon the ultimate disposition of the related properties in the form of lower sale proceeds; therefore, AFFO may not be a useful measure for estimating the net asset value of our common stock.”
Financial Statements
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Acquisition Costs, page 67
8.	Please tell us how you determined that certain of your acquisition-related costs and fees should be capitalized. Specifically, provide management’s analysis supporting their determination that their real estate purchases should be classified as asset purchases as opposed to business combinations. Within your response, please reference the authoritative accounting literature management relied upon.
The Company enters into sale leaseback transactions with seller/lessees that are subject to long term (typically 15 to 20 years) triple net leases. While specific provisions in leases may differ, the seller/lessees are typically responsible for maintaining the property, insuring the property and paying real estate taxes.

Mr. Kevin Woody
Corporate Property Associates 17 — Global Incorporated
August 10, 2011

In accordance with the guidance in ASC 805-10-55-4, the Company evaluates whether the acquisition transaction includes all three elements of a business — input, process and output.
In a typical real estate purchase transaction, the Company considers the input to be the land and building and the output to be the rents under the lease. The Company evaluated the processes that would be involved in generating the output and determined that processes such as lease negotiation, marketing the property, tenant selection, investment decisions, management of the property, etc. would be considered substantive. The involvement of such processes would therefore be indicative of an acquisition of a business. For example, the Company typically employs such processes in self storage facilities acquired. Therefore, the Company records such acquisitions as business combinations and expenses transaction costs.
In contrast, in a typical sale leaseback transaction, the processes discussed above are not involved because the property is subject to a long term (15 to 20 year) lease with a single tenant who is responsible for insurance, maintenance and taxes. The processes used by the Company in such transactions are predominantly administrative in nature such as billing/invoicing, rent collection, accounting, etc. Such processes are typically not considered as processes used to create output (ASC 805-10-55-4(b)). While these processes must be implemented to collect the rent, they are not required to generate the rent (i.e. output).
The Company therefore determines such sale leaseback acquisition transactions to be asset acquisitions. Further, for acquisitions where the lease would be classified as a direct financing lease under ASC 840-10-25, the Company views such transactions primarily as an acquisition of financial assets that would not generally be considered a business under ASC 805-10-55-4(a). Accordingly, the Company records such transactions as asset acquisitions and therefore capitalizes acquisition costs.

Mr. Kevin Woody
Corporate Property Associates 17 — Global Incorporated
August 10, 2011

Note 3. Agreements and Transactions with Related Parties
Joint Venture and other Transactions with Affiliates, page 72
9.	In future periodic reports, with respect to acquisition transactions with affiliates, such as the CPA 14 transaction, please provide detailed disclosure regarding the process by which the consideration was determined.
The Company notes the Staff’s comment. Going forward, beginning with its third quarter filing for fiscal 2011, the Company will revise its disclosures with respect to acquisition transactions with affiliates to provide detailed disclosure regarding the process by which consideration was determined for such transactions.
Form 8-K filed May 6, 2011
General
10.	Please tell us how you complied with Item 9.01 of Form 8-K, or tell us why you have not amended your filing to provide financial statements and pro forma financial information related to this acquisition.
After filing its 8-K on May 6, 2011 to report the completion of the Company’s acquisition of equity interests in three properties leased to separate tenants, the Company re-analyzed its computation of the significance of the transaction and concluded that the transaction did not trigger the requirements of Item 9.01 of Form 8-K. The aggregate purchase price paid by the Company for the investments was approximately $57 million, which is insignificant to the Company1. In calculating the amount of the Company’s investment in the properties, the Company concluded that it does not have to include a share of the mortgage indebtedness securing the underlying real properties because the Company did not assume such indebtedness; the obligors on the indebtedness are the entities in which the Company acquired the equity interests. The Company believes that its conclusion is supported by Section 2315.1 of the Division of Corporation Finance’s Financial Reporting Manual, which says that in measuring significance, a registrant should include mortgage indebtedness that is assumed by the purchaser. (Emphasis added)

[1]	For the information of the Staff, the Company raised approximately $1.5 billion in its initial blind pool offering and had total assets of approximately $2.0 billion at December 31, 2010 and $2.3 billion at March 31, 2011.

Mr. Kevin Woody
Corporate Property Associates 17 — Global Incorporated
August 10, 2011

Form 10-Q/A for the quarterly period ended March 31, 2011 filed May 17, 2011
Financial Statements
Notes to Consolidated Financial Statements
Note 6. Equity Investments in Real Estate
Acquisition of Equity Investment, page 12
11.	In light of your 85% ownership interest in C-1000, please tell us how you determined it was appropriate to account for this investment using the equity method. Within your response, please reference the authoritative accounting literature relied upon.
The Company’s investment in the properties leased to C-1000 Logistiek Vastgoed B.V. is an investment in real property owned by undivided interests subject to joint control by the owners. The Company accounts for such investments in accordance with guidance in ASC 970-323-25-12, Real Estate — General, which requires that real estate ventures with ownership in the form of undivided interests that are subject to some level of joint control be presented in the same manner as investments in non-controlled partnerships.
The Company acknowledges that:
The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Kevin Woody
Corporate Property Associates 17 — Global Incorporated
August 10, 2011

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ Mark J. DeCesaris
Mark J. DeCesaris
Chief Financial Officer
Enclosures

cc:	Jennifer Monick